VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on November 9, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY E-MAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON
If you would like to vote at in person, please attend the attend the Extraordinary General Meeting of Shareholders to be held at 10:00AM, Eastern Time, on November 10, 2025 at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - UTime Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

Proposal 1

RESOLVED, as an ordinary resolution, that the authorized share capital of the Company be amended from US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each; and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each to US$1,000,000 divided into: (i) 9,000,000 Class A Ordinary Shares of a par value of US$0.1 each; and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each by the consolidation of the authorized Class A Ordinary Shares of par value US$0.001 each at a ratio of 100:1, such that each 100 Class A Ordinary Shares of par value US$0.001 be consolidated into one Class A Ordinary Share with a par value of US$0.1 each, having the rights and subject to the restrictions set out in the amended and restated memorandum and articles of association of the Company, the implementation and timing of such consolidation to be completed as soon as possible as determined at the discretion of the board of directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

UTime Limited
Extraordinary General Meeting
November 10, 2025

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of Ordinary Shares, par value US$0.0001 per share ("Ordinary Shares"), of UTime Limited (the "Company"), hereby appoint Mr. Hengcong Qiu, the CEO of the Company or (Name)________________________________ of (Address)________________________________ as my/our proxy to attend and act for me/us at Extraordinary General Meeting (1) (or at any adjournment or postponement thereof) of the Company to be held at 10:00AM, Eastern Time, on November 10, 2025 at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China (the "Meeting").

(1) If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out "Mr. Hengcong Qiu, the CEO of the Company or". A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

This proxy when properly executed and returned will be voted in the manner directed by the undersigned stockholder. If no direction is indicated with respect to the proposals on the reverse, this proxy will be voted in accordance with the recommendations of the Board of Directors of the Company. The proxies are also authorized to vote upon such other matters as may properly come before the Annual Meeting in accordance with their discretion.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by UTime Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)